UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Grab Announces Updates To Its Board of Directors

On April 1, 2024, Grab Holdings Limited (“Grab”) announced updates to its Board of Directors. With immediate effect from April 1, 2024, Daniel Yun (Chief Executive Officer of KakaoBank) and David Loh (Executive Director and Joint Chairman of Centurion Corporation) will be appointed to Grab’s Board of Directors, and Oliver Jay will retire from the Board. The Board has appointed Mr. Yun to serve on the Audit Committee, and Mr. Loh to serve as a member of the Nominating Committee and as the Chairperson and a member of the Compensation Committee. The announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Grab Announces Updates To Its Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	/s/ Peter Oey____
Date: April 1, 2024		Name: Peter Oey
Title: Chief Financial Officer